AH
3/11/2003

[redacted]

SEC[redacted]MISSION

03014642

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 7 2003
WASH. D.C.
187

SEC FILE NUMBER
8-53577
FIRM ID# 117008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Crossroads Corporate Finance, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 Executive Circle, Suite 190
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Breeden — (949) 567-1610
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

(Name - if individual, state last, first middle name)

Block, Plant, Eisner, Fiorito & Belak-Berger

16542 Ventura Boulevard, Suite 300	Encino	CA	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

___ Public Accountant

___ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Crossroads Corporate Finance, LLC

Financial Statements

Year ended December 31, 2002

Crossroads Corporate Finance, LLC

Contents

BLOCK, PLANT, EISNER, FIORITO & BELAK-BERGER

AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

GERALD S. BLOCK, C.P.A.
JANE A. PLANT, C.P.A.
SCOTT I. EISNER, C.P.A.
DANIEL J. FIORITO, C.P.A.
MARTIN BELAK-BERGER, C.P.A.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND TAG INTERNATIONAL, INC.

Independent Auditors' Report

To the Board of Directors
Crossroads Corporate Finance, LLC
Irvine, California

We have audited the accompanying statement of financial condition of Crossroads Corporate Finance, LLC as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Crossroads Corporate Finance, LLC as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Block, Plant, Eisner, Fiorito & Belak-Berger

Encino, California
February 10, 2003

Crossroads Corporate Finance, LLC

Statement of Financial Condition

ASSETS	
December 31,	2002
Cash, certificate of deposit maturing June 30, 2003	$10,000
Cash	852
Total assets	**$10,852**

LIABILITIES AND MEMBERS' EQUITY	
Due to affiliates	$ 665
Total liabilities	665
Members' equity	10,187
Total liabilities and members' equity	**$10,852**

The accompanying notes are an integral part of these financial statements.

Crossroads Corporate Finance, LLC

Statement of Operations

For the year ended December 31,	2002
Revenues: Interest income	$325
Total revenues	325
Expenses: Bank service charges	138
Total expenses	138
Net income	$187

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Members' Equity

For the year ended December 31,	2002
Balance at December 31, 2001	$10,000
Net income	187
Balance at December 31, 2002	$10,187

The accompanying notes are an integral part of these financial statements.

Crossroads Corporate Finance, LLC

Statement of Cash Flows

For the year ended December 31,	2002
Cash flows from operating activities:	
Net income	$ 187
Net cash provided by operating activities	187
Net increase in cash and cash equivalents	187
Cash and cash equivalents at beginning of year	10,000
Cash and cash equivalents at end of year	$10,187

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Summary of significant accounting principles:

Crossroads Corporate Finance, LLC (the "Company") is a licensed broker-dealer in California, Illinois, New York and Texas and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a California Limited Liability Company that is wholly-owned by Crossroads, LLC (the Parent).

The Company plans to sell corporate debt securities to institutional clients only and to privately place securities. The Company also plans to provide financial advisory services.

The Company is a single member LLC and is included in the tax filings of its owner, Crossroads, LLC. There are no income taxes as they are the responsibility of the Parent. The Parent is responsible for paying all operating expenses, payroll and regulatory fees.

The Company considers all short-term investments, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value as cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Minimum net capital:

Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital $10,187, which was $5,187 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was .156 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Supplementary Information

Schedule of Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	2002
Aggregate indebtedness	$ 665
Net capital:	
Total stockholders' equity from statement of financial condition	$10,187
Subtract:	
Non-allowable assets	-
Net capital	10,187
Minimum net capital required	5,000
Excess net capital	$ 5,187
Net capital less 10% of aggregate indebtedness	$10,120
Ratio of aggregate indebtedness to net capital	.065

Statement Pursuant to Paragraph (d) - (4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Crossroads Corporate Finance, LLC and included in the Company's un-audited Part IIA FOCUS Report filing as of the same date.

AFFIRMATION

I, Dennis Breeden, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Crossroads Corporate Finance, LLC for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Dennis Breeden,
Financial and Operations Principal

Date: 2/25/03

Sworn to and subscribed before me this 25th day of February, 2003

Notary Public

PETER J. MEYERS
Commission # 1238168
Notary Public - California
Orange County
My Comm. Expires Oct 16, 2003

BLOCK, PLANT, EISNER, FIORITO & BELAK-BERGER

AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

GERALD S. BLOCK, C.P.A.
JANE A. PLANT, C.P.A.
SCOTT I. EISNER, C.P.A.
DANIEL J. FIORITO, C.P.A.
MARTIN BELAK-BERGER, C.P.A.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND TAG INTERNATIONAL, INC.

Crossroads Corporate Finance, LLC
Irvine, California

In planning and performing our audit of the financial statements of Crossroads Corporate Finance, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 10, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

16542 VENTURA BOULEVARD, SUITE 300 • ENCINO, CALIFORNIA 91436-4508 • (818) 501-2833 • FAX (818) 501-6752 • WWW.BLOCKPLANT.COM

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Black, Plant, Eisner, Fiatto & Belak-Berger

Encino, California
February 10, 2003